UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On January 28, 2025, TH International Limited (the “Company”) issued a press release announcing its receipt a written notification letter (the “Compliance Notice”) from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC dated January 28, 2024, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). According to the Compliance Notice, for the last 10 consecutive business days, from January 13 through January 27, 2025, the closing bid price of the Company’s ordinary shares has been above $1.00 per share. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed. Therefore, the Company’s ordinary shares are no longer subject to delisting.

A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Tims China Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: January 28, 2025

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